SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a—16 or 15d—16 of

the Securities Exchange Act of 1934

March 1, 2005

Commission File Number 333-08072

Provalis plc

(Translation of registrant’s name into English)

Newtech Square Deeside Industrial Park

Deeside Flintshire CH5 2NT

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provalis plc

Date:	March 1, 2005	By:		/s/ Lee Greenbury
			Name:	Lee Greenbury
			Title:	Company Secretary

Meeting today:

There will be a 10.05 am briefing for analysts at Buchanan Communications, 107 Cheapside London. Running simultaneously to the briefing at 10.05 am there will be a live web cast of the Interim Results briefing. This will be followed by a 11.30 am briefing for the press.

To connect to the web cast facility please go to the following internet address approximately 5 minutes (10.00 am) before the start of the briefing: http://mediaserve.buchanan.uk.com.

This presentation will also be available on the Provalis website later today at: www.provalis.com.

If you would like to attend any of the meetings please contact Charlie Forsyth on 020 7466 5000.

For Immediate Release

1st March 2005

Provalis plc

Interim Results for the six months ended 31 December 2004

Provalis plc (LSE: PRO; NASDAQ: PVLS), the International Medical Diagnostics and Pharmaceuticals Group, is pleased to announce its interim results for the six months ended 31 December 2004.

Highlights

Group

•	Group sales £6.7m (1H2004: £6.4m) with gross profit £3.5m (1H2004: £3.6m)

•	Group operating loss of £2.7m (1H2004: £1.8m) principally reflecting additional costs of the US sales operation

•	Group loss for the period of £1.7m; (1H2004: £2.0m)

•	Share placing in September raised £2.5m net to support manufacture of in2it™

•	Closing cash of £1.1m augmented by the scheduled receipt of £2.0m from Dr Falk Pharma in January

•	£5.0m three year credit facility arranged with Bank of Scotland in February 2005

•	Completion of payments to Pfizer for Diclomax

•	Option for vaccine license agreement granted to Aventis Pasteur

Medical Diagnostics

•	US FDA 510K clearance and CLIA waiver of in2it™ A1c

•	US sales management team generating significant demand and orders for in2it™ A1c

•	First shipment of in2it™ A1c to the US made in December 2004

•	Continuing strong demand for in2it™ from US market with shipments steadily increasing from February

•	Major interest in in2it™ from international markets with European launch expected by autumn 2005

•	Project for major increase in cartridge manufacturing capacity for in2it™ on course for completion by July 2005

•	Further tests for the in2it™ platform in development

Pharmaceuticals

•	Sales of £6.1m (1H2004: £5.8m) with net profitability of £0.8m (1H2004; 1.0m)

•	Diclomax® continued to sell well (£2.8m) but market remains turbulent following Merck withdrawal of Vioxx in October 2004 and increased generic activity

•	Sales of Dr Falk products at £2.5m; marketing and distribution of these products ceased in December 2004 and final compensation payment received by Provalis in January

•	Erdotin™ continues to progress through regulatory process towards UK and Irish approvals

Phil Gould, Chief Executive Officer of Provalis plc, commented: “The first half of the year saw Provalis achieve most of the key strategic objectives necessary to provide the platform for significant sales growth in the next financial year. Most importantly, our US sales team generated strong and continuing demand for in2it™ A1c following the grant of regulatory approvals in August.

Demand for in2it™ A1c continues to exceed our manufacturing capacity for test cartridges. The project to deliver a several fold increase in capacity is well advanced and should be completed by early in the next financial year. This would allow sales of in2it™ A1c to accelerate markedly and, despite the challenges facing our Pharmaceuticals business, rapidly move the Group as a whole towards profitability.”

END

Visit Provalis’ Revised Website at http://www.provalis.com

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the viability of the Group’s products, which are at various stages of development; the generation of sufficient operating cash flow by the Group’s pharmaceutical and medical diagnostic businesses to finance the ongoing development of these businesses as well as the Group’s research and development activities; the success of the Group’s research and development strategy and activities; uncertainties related to future clinical trial results and the associated regulatory process; the execution and success of collaborative agreements with third parties; availability and level of reimbursement for the Group’s products from government health administration authorities or other third-party payors; the rate of net cash utilisation within the Group and, hence, the Group’s possible need for additional capital in the short, medium and/or long term; the Group’s intellectual property position and the success of patent applications for its products and technologies; the Group’s dependence on key personnel; general business and economic conditions; the impact of future laws, regulations and policies; stock market trends in the Group’s sector; and other factors beyond the Group’s control that may cause the Group’s available capital resources to be used more quickly than expected. These and other factors that could affect the Company’s future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company’s registered address.

For further information:-

Dr Phil Gould, Chief Executive Officer, Provalis plc Tel: 01244 833463

Mr Peter Bream, Finance Director, Provalis plc Tel: 01244 833552

Mr Lee Greenbury, Company Secretary, Provalis plc Tel: 01244 833402

Lisa Baderoon, Buchanan Communications Tel: 020 7466 5000

Notes to Editors

Provalis plc (LSE: PRO; NASDAQ: PVLS) is an international healthcare group with two operating businesses:-

•	Medical Diagnostics – develops medical diagnostic products for chronic disease management for sale to world markets. The business’ principal products are in2it™ A1c and Glycosal®, both diabetes diagnostic tests, and Osteosal®, a diagnostic test for osteoporosis.

•	Pharmaceuticals – sells and markets its own, and third party, branded, prescription medicines in the UK and Ireland to GPs and hospitals through its regionally managed sales force. The business’ principal product is Diclomax®, a medicine for use in the treatment of musculo-skeletal disorders, and it also sells products in the areas of osteoporosis, migraine and dermatology.

Chairman’s & Chief Executive Officer’s Statement

Introduction

Provalis started the financial year with a number of clear strategic objectives. The benefit of achieving these would not be apparent until succeeding years, but would position Provalis for considerable future growth. In particular:

The Medical Diagnostics business had to

•	complete the development of in2it™, its new, fully automated, platform for point of care diagnostic testing in a number of disease areas;

•	obtain regulatory approval for in2it™ A1c, the diabetes test that is the first to be used on this platform;

•	scale up, and ultimately fully automate, the manufacturing process for in2it™ A1c;

•	secure considerable US demand for, and stimulate worldwide interest in, the product; and

•	continue with the development of further tests for use on the platform;

The Pharmaceuticals business

•	having agreed that its distribution of the Dr Falk range of products would cease on 31st December 2004 had to develop, acquire, or licence-in, new products to replace these products, which sold £2.5m in this half year; and

•	had to continue to maximise sales and profits on its remaining product portfolio

The Group raised £2.5m in September 2004 in order to pursue these objectives as rapidly as possible. We are pleased to report that, as a consequence of this fund raising, considerable progress was made towards the achievement of all of these objectives in the first half of this financial year and that we are confident of achieving the remainder by the end of the second half, or shortly thereafter.

Overview

Most significantly, the Medical Diagnostics business achieved the major milestones of FDA clearance, launch and first sales of in2it™ A1c, its fully automated, point of care, diabetes diagnostic, in the US. The new US sales management team has generated high levels of demand for in2it™ A1c. Provalis has devoted considerable resources to ensuring that the manufacturing and associated regulatory processes for the product are robust; this having been achieved, the project to scale up and automate the manufacturing process is well underway and will leave Provalis in a position to meet repeat orders and capitalise on the continuing strong interest at the best margins to the Group.

The Pharmaceuticals business achieved sales of £6.1m, including £2.5m of sales of the Dr Falk products prior to cessation of the agreement to distribute those products. Provalis’ first product with the potential to replace the margin on the Dr Falk product sales is Erdotin™, a product for which market demand appears high and which is expected to be ready for sale in the UK and Ireland in autumn 2005. The market for Provalis Pharmaceuticals’ main product, Diclomax®, was turbulent following significant uncertainty arising from the withdrawal from sale of certain major pain-relieving drugs.

The business is addressing plans to anticipate and manage the positive and negative impacts of this uncertainty over the coming months.

Overall, the Group’s unaudited half year sales were £6.7m, 5% ahead of the same period last year. The Group recorded a loss for the period of £1.7m (1H2004: £2.0m). This loss included exceptional income of £0.7m from recognition of the remaining contingent element of the receipts from Dr Falk Pharma (£0.6m) and the final compensatory payment from Dimethaid International (£0.1m). The operating loss for the Group increased to £2.7m (1H2004: £1.8m), principally as a result of the additional costs of the US sales management team (£0.6m).

R&D costs were £0.9m in the period, and are expected to remain around this level. During the period, much of this R&D was in support of the secure introduction of in2it™ A1c to the US market. The emphasis has now switched to continuing the development of new tests for use on the in2it™ platform, with the intention that at least two new tests enter the market each year.

The Group successfully raised £2.5m, net of expenses, through a placing of just under 10% of the issued share capital of the Company in September 2004 and ended the period with £1.1m in cash. This was supplemented by receipt in January of £2.0m from Dr Falk Pharma and £0.1m from Dimethaid International Inc, the latter being in final settlement of its liability to the Group arising from the arbitration proceedings. In November 2004 the Group paid Pfizer the last instalment for Diclomax®. The significant cash generated from sales of Diclomax® is now fully available to support Group operations. In addition, a banking facility for £5.0m has been arranged with the Bank of Scotland in February 2005, which replaces the £3.0m facility previously in place and which was unused at the period end. Provalis will use these resulting resources to fund the further development of the Group.

The Group stopped any significant expenditure on its portfolio of vaccine candidates in October 2002, and since then has been seeking commercial partners for each of them. During the period the Group completed these partnering activities by signing an option agreement with Aventis Pasteur for the Group’s streptococcus pneumoniaie vaccine antigens. This agreement, together with the earlier ones with GlaxoSmithKline and Chiron Vaccines, means that the Group has now concluded agreements on all of its vaccine candidates. These agreements have the potential to deliver significant returns to Provalis in due course, through milestone and royalty payments, without Provalis incurring any further costs.

As announced in February 2005, Provalis has started a process intended to result in a suspension of its SEC Reporting Requirements and a de-listing of its shares from NASDAQ by the end of this financial year. This announcement followed a careful review of the merits of this secondary listing on NASDAQ (which represents approximately 1.5% of Provalis’ issued share capital), which concluded that the significant costs and management time necessary to comply with the additional requirements introduced by the Sarbanes-Oxley legislation far outweighed the benefits of the listing. This de-registration and de-listing is expected to save the Group approximately $700,000 by the end of the next financial year and at least $400,000 in each year thereafter.

Turning to Board matters, we were delighted to welcome Dr Alan Aikman to the Board in February. Alan joins the Board with international marketing and commercial experience in a broad range of healthcare businesses that will enable him to make a significant contribution to Provalis as it expands the direct marketing and sale of its products in world markets. At the same time, Dr David Bloxham decided to retire from the Board in May 2005 after five years with the Company. David’s insight has proved invaluable in helping us to focus and then successfully partner the vaccine business and to develop our US sales strategy for the Medical Diagnostics business that we have now implemented. We would like to take this opportunity of thanking David for his significant contribution to the Group’s strategic development and wish him well for the future.

Medical Diagnostics

Sales by the Medical Diagnostics business in the first half were £0.6m. These principally arose from the supply of Glycosal® test cartridges to existing distributors. However, the business’ main focus was on in2it™ A1c; the product was granted marketing clearances from the US FDA for use in both physicians’ offices and at home on prescription, significant demand and orders were generated by the US based sales management team and the first commercial sales were made to the US. These were each very important stepping stones in establishing the US based side of the business that will transform the sales and profitability of the Medical Diagnostics business in the short term.

Market Demand

The response from physicians, diabetologists, pharmacy chains, pharmaceutical companies and healthcare distributors to in2it™ has been very encouraging. Demand from the US has exceeded the Group’s original expectations, ratifying its belief that the market was clearly in need of a low cost, fully automated ‘point of care’ diagnostics platform that could be used for a number of tests, including A1c.

This demand has resulted in a considerable order book for the product. The first commercial shipment was made in December 2004, with regular shipments starting in January 2005 and steadily increasing from February onwards. Although these shipments were a few weeks later than originally planned, all orders in hand should be shipped by early in the next financial year. Reports from Provalis’ US sales management team indicate that all shipped product is rapidly with the end user.

Although the use of the product is in its infancy, early feedback on the level of routine use of cartridges has also exceeded Provalis’ initial estimates. The US sales management team is reporting that that the automated nature of the in2it™ A1c test has led to this high level of routine use. Although we will remain relatively cautious until there is feedback from a larger installed base of users, this is potentially extremely positive news, as it is the level of routine cartridge use that will determine the ultimate success of the product.

As previously reported, Provalis deliberately limited the level of initial orders for in2it™ A1c that it would accept. This was done because the current manufacturing capacity for the test cartridges is limited, and the initial roll out of in2it™ A1c analysers had to be carefully managed until further test cartridge manufacturing capacity came on stream so as to ensure follow on cartridge orders from existing customers can be met. We are increasingly confident that sales of in2it™ A1c will now progressively increase during the second half of this financial year before increasing several fold following the introduction of automated test cartridge manufacture, which is planned for early in the next financial year.

Manufacturing Capacity

The manufacturing capacity limitations relate solely to Provalis’ ability to supply sufficient test cartridges from its plant in Deeside. The manufacturer of the in2it™ analysers is able to supply as many as are required.

Provalis first became aware of the potentially high demand for the product following its introduction to the US market in August 2004. The plans to introduce both full automation, and higher capacity machines, into the test cartridge manufacturing facility were immediately brought forward. In order to implement these plans, Provalis successfully raised £2.5m (net of expenses) in September 2004.

Provalis is making every effort to complete these expansion plans as quickly as possible. We are pleased to report that the plans are well on track and anticipate that the necessary machinery will be in place by the summer to give a several fold increase in test cartridge manufacturing capacity. Provalis is confident that it will rapidly realise the benefits of this investment by selling significantly increased numbers of in2it™ A1c in the next financial year.

in2it™ outside the US

The US market gives Provalis one of the highest expected margins on sales of in2it™ A1c. US demand is such that it is likely to take all of Provalis’ manufacturing capacity for the product until the summer of 2005. Plans have, however, already been made for the product’s launch elsewhere.

in2it™ A1c was exhibited at Medica, Europe’s leading exhibition of medical diagnostic equipment, in November 2004. The response from attendees was positive and discussions, together with field trials, have already commenced with selected pan European and national distributors. It is expected that the product will be launched in Europe by autumn 2005.

In addition to the European launch programme, Provalis has now submitted its registration package to the Japanese authorities. Japan is the world’s second largest diabetes market, and discussions have started with several potential distributors for that market, with launch of the product there anticipated early in 2006.

Other in2it™ tests

The programme to develop additional tests for use on the in2it™ platform has continued. Now that the R&D team has ensured a successful introduction of the product, it will devote the majority of its efforts to the development of these additional tests, with the intention that two new tests be introduced each year, the first planned to be for high sensitivity C reactive protein (hsCRP).

Glycosal®

Glycosal® continues to be supplied to existing distribution partners, with sales of £0.5m in the period. These sales were largely of test cartridges, with over 270,000 sold in the period. The first sales of cartridges and instruments were made to some emerging markets and a steady volume of the product is expected to be directed to these markets in the years ahead.

Pharmaceuticals

The Pharmaceuticals business delivered a good performance in the period with sales of £6.1m, a 6% advance over the same period last year and 9% ahead of the second half.

Overall, despite the levels of prescriptions written being reasonably consistent throughout the period, ex factory sales to wholesalers were more erratic than at any time in the recent past. This was due to a combination of factors such as uncertainty caused by the wind down of the 1999 Pharmaceutical Pricing Regulatory Scheme (PPRS) in December 2004 and the introduction of the new scheme from January, pharmacists’ and wholesalers’ caution over inventory levels and a more aggressive stance by wholesalers, in particular, with regard to discounts.

Diclomax®

Diclomax® continued to dominate the sales mix with sales of £2.8m, the same as in the second half of 2004. The product had come under increasing pressure over the past two years due to the advance of the prescribing of the newer COX2 inhibitor drugs, and although promotional efforts did result in Diclomax® increasing its share of the non-steroidal market, there was a small decline in sales.

However, Merck’s withdrawal of Vioxx, the leading COX2 inhibitor, from the market in October 2004 gave an unexpected boost to Diclomax® and other similar products. This resulted in sales volumes being enhanced, but coincided with sales values and margins being eroded due to the introduction of generic products at lower prices. Overall therefore, sales were largely at the level expected for the period. Provalis will continue to promote Diclomax® strongly, using both its sales force and industry wide advertising, as well as pursuing various new initiatives to exploit the continuing uncertainties with COX2 inhibitors.

Calceos

Calceos, Provalis’ osteoporosis product, made excellent progress in the period with sales of £0.4m, 42% ahead of the same period last year. Once again the product was supported strongly with in field activities, industry wide advertising and competitive pricing.

Dr Falk Products

Sales of the Dr Falk range of products were £2.5m in the period. As first announced in February 2003, Provalis varied the agreement under which it sold these products such that Provalis received compensation of £5.0m in return for the agreement terminating on 31st December 2004. The final instalment of this compensatory payment (£2.0m) was received in January, but obviously Provalis has now stopped selling these products and this will impact on sales and profits in the second half of this year. Provalis has already been granted rights to sell Erdotin™ and is continuing its search for other new products.

Erdotin™

Erdotin, the important new product destined to replace the profit on sales of the Dr Falk range, continued to progress through the Mutual Recognition Procedure (MRP). This process is being managed by Provalis’ licensor, Edmond Pharma, and although taking longer than originally anticipated, UK and Irish marketing authorisations are still expected by this autumn, with launch of the product in both countries as soon as these are granted.

In preparation for the product’s launch, work has begun with a series of hospital consultants and opinion leaders in the respiratory field. The product has been well received, with the merits of its anti-oxidative as well as mucolytic properties being particularly noted. Erdotin™ remains a very exciting product opportunity, as it clearly meets an area of significant unmet medical need; the feedback already received strongly suggests that Erdotin™ will be a significant product for the Group.

Outlook and Prospects

The Medical Diagnostics business has achieved a great deal in the first half of the year, with the completion of the development of the in2it™platform and the granting of the important US regulatory approvals for in2it™ A1c. We are increasingly confident of completing the project to deliver a several fold increase in cartridge manufacturing capacity by the summer and, provided the early, considerable US demand for the product is maintained, which certainly seems to be the case, this would place the Medical Diagnostics business in a position to accelerate sales markedly. This would move this business, and the Group as a whole, rapidly towards profitability.

The pharmaceutical market as a whole is proving turbulent at present, with significantly reduced levels of sales across the industry in January and February 2005. With this as the background, and taking account of both the specific uncertainties affecting Diclomax® and the reduced revenues resulting from Provalis no longer selling the Dr Falk products, we are cautious about forecasting the revenues and margins of the Pharmaceuticals business for the remainder of the year. This being the case, Provalis is concentrating on managing the margins and costs of the business, particularly in the short term, whilst continuing to pursue new initiatives to enhance and increase its pharmaceutical product range and so resume growth. In particular, Provalis is poised to introduce Erdotin™ to the UK and Irish markets as soon as the marketing authorisations are granted, which is expected to be by the autumn.

In conclusion, Provalis identified several key strategic objectives, the achievement of which would strengthen the Group, increase the product portfolio of both businesses and considerably enhance future prospects. During the first half of this financial year Provalis has made significant progress towards the achievement of these objectives and is confident of achieving the remainder by the end of the financial year, or shortly thereafter. Importantly, this would then provide the platform for significant sales growth in 2006 and future years.

Consolidated Profit & Loss Account

For the six months ended 31 December 2004

	Notes	6 months ended 31 December 2004 (Unaudited) £’m		6 months ended 31 December 2003 (Unaudited) £’m		Year ended 30 June 2004 (Audited) £’m
Turnover
—Continuing activities	1	6.7		6.4		12.9

		6.7		6.4		12.9
Cost of sales		(3.2)		(2.8)		(5.6)

Gross profit		3.5		3.6		7.3
Selling and distribution expenses		(2.6)		(1.9)		(4.0)
Administration expenses

Amortisation of intangible assets	5	(0.8)		(0.7)		(1.4)
Administration costs		(1.9)		(1.8)		(3.5)
Research and development costs		(0.9)		(1.0)		(1.7)

		(3.6)		(3.5)		(6.6)

Operating loss
—Continuing activities		(2.7)		(1.8)		(3.3)
Profit on variation of distribution agreement
—continuing activities	2	0.6		—		1.0
Compensation arising from Dimethaid arbitration

—continuing activities	2	0.1		—		0.4

Loss on ordinary activities before interest		(2.0)		(1.8)		(1.9)
Interest receivable		—		0.1		0.1

Loss on ordinary activities before taxation	1	(2.0)		(1.7)		(1.8)
Taxation	3	0.3		(0.3)		(0.3)

Loss for the period		(1.7)		(2.0)		(2.1)

Loss per ordinary share—basic and diluted	4	(0.5	)p	(0.6	)p	(0.6	)p

The accompanying notes are an integral part of this Consolidated Profit and Loss Account.

Statement of Total Recognised Gains and Losses

For the six months ended 31 December 2004

	6 months ended 31 December 2004 (Unaudited) £’m	6 months ended 31 December 2003 (Unaudited) £’m	Year ended 30 June 2004 (Audited) £’m
Loss for the period	(1.7)	(2.0)	(2.1)
Currency translation differences on foreign currency net investments	0.1	—	—

Total recognised gains and losses relating to the period	(1.6)	(2.0)	(2.1)

Consolidated Balance Sheet

For the six months ended 31 December 2004

	Notes	31 December 2004 (Unaudited) £’m	31 December 2003 (Unaudited) £’m	30 June 2004 (Audited) £’m
Fixed assets
Intangible assets	5	10.3	11.8	11.1
Tangible assets		2.1	1.8	1.8

		12.4	13.6	12.9

Current assets
Stocks		2.1	2.4	2.1
Debtors		4.5	4.1	3.7
Cash at bank and in hand		1.1	3.2	1.8

		7.7	9.7	7.6
Creditors: Amounts falling due within one year		(4.1)	(8.2)	(5.4)

Net current assets		3.6	1.5	2.2

Total assets less current liabilities		16.0	15.1	15.1

Creditors: Amounts falling due after more than one year		(0.1)	—	(0.1)

Net assets	1	15.9	15.1	15.0

Capital and reserves
Called-up share capital	6	3.6	3.3	3.3
Share premium account	6	26.3	24.1	24.1
Merger reserve	6	96.3	96.3	96.3
Profit and loss account	6	(110.3)	(108.6)	(108.7)

Equity shareholders’ funds		15.9	15.1	15.0

The accompanying notes are an integral part of this Consolidated Balance Sheet.

The interim financial statements were approved by the Board of Provalis plc on 28 February 2005.

Reconciliation of Movements in Shareholders’ Funds

For the six months ended 31 December 2004

	6 months ended 31 December 2004 (Unaudited) £’m	6 months ended 31 December 2003 (Unaudited) £’m	Year ended 30 June 2004 (Audited) £’m
Shareholders’ funds at the start of the period	15.0	17.1	17.1
Share capital issued	2.6	—	—
Share issue costs	(0.1)	—	—
Loss for the period	(1.7)	(2.0)	(2.1)
Currency translation differences on foreign currency net investments	0.1	—	—

Shareholders’ funds at the end of the period	15.9	15.1	15.0

The accompanying notes are an integral part of this Reconciliation of Movements in Shareholders’ Funds.

Consolidated Cash Flow Statement

For the six months ended 31 December 2004

	Notes	6 months ended 31 December 2004 (Unaudited) £’m	6 months ended 31 December 2003 (Unaudited) £’m	Year ended 30 June 2004 (Audited) £’m
Reconciliation of operating loss to net cash outflow from operating activities
Operating loss		(2.7)	(1.8)	(3.3)
Depreciation of tangible fixed assets		0.3	0.3	0.6
Amortisation of intangible fixed assets		0.8	0.7	1.4
(Increase) in stocks		—	(0.5)	(0.2)
Increase in creditors		0.9	0.6	0.1
(Increase) in debtors		(0.2)	(0.1)	(0.1)

Net cash outflow from operating activities		(0.9)	(0.8)	(1.5)

Cash Flow Statement
Net cash outflow from operating activities		(0.9)	(0.8)	(1.5)

Returns on investments and servicing of finance
Interest received		—	0.1	0.1

Net cash inflow from returns on investments and servicing of finance		—	0.1	0.1

Taxation
R&D tax credit received		—	0.1	—

Net cash inflow from taxation		—	0.1	—

Capital expenditure and financial investment
Purchase of intangible fixed assets		(1.8)	(2.3)	(4.6)
Purchase of tangible fixed assets		(0.6)	(0.5)	(0.8)
Compensation arising from Dimethaid arbitration		0.1	—	0.3
Proceeds on variation of distribution agreement		—	—	1.5
Deferred income – Welsh Assembly Grant		—	—	0.2

Net cash outflow from capital expenditure and financial investment		(2.3)	(2.8)	(3.4)

Net cash outflow before management of liquid resources and financing		(3.2)	(3.4)	(4.8)

Management of liquid resources
Decrease in short term deposits		—	4.8	4.9

Net cash inflow from management of liquid resources		—	4.8	4.9

Financing
Issue of ordinary shares		2.6	—	—
Share issue costs		(0.1)	—	—

Net cash inflow from financing		2.5	—	—

(Decrease) increase in cash	7	(0.7)	1.4	0.1

The accompanying notes are an integral part of this Consolidated Cash Flow Statement.

Notes to Accounts

For the six months ended 31 December 2004

1.	Segmental analysis by class of business

The analysis by class of business of the Group’s turnover, loss on ordinary activities before taxation and net assets is set out below:

	6 months ended 31 December 2004 (Unaudited) £’m	6 months ended 31 December 2003 (Unaudited) £’m	Year ended 30 June 2004 (Audited) £’m
Turnover
Continuing activities
—Medical Diagnostics	0.6	0.6	1.5
—Pharmaceuticals	6.1	5.8	11.4

	6.7	6.4	12.9

Profit (loss) on ordinary activities before taxation
Continuing activities operating profit (loss)
—Medical Diagnostics	(2.4)	(1.7)	(3.1)
—Pharmaceuticals	0.8	1.0	1.8
—Common costs	(1.1)	(1.1)	(2.0)
Compensation arising from Dimethaid arbitration	0.1	—	0.4
Profit on variation of distribution agreement	0.6	—	1.0
Net interest receivable	—	0.1	0.1

	(2.0)	(1.7)	(1.8)

	31 December 2004 (Unaudited) £’m	31 December 2003 (Unaudited) £’m	30 June 2004 (Audited) £’m
Net assets
—Medical Diagnostics	2.1	1.6	1.6
—Pharmaceuticals	11.2	8.9	10.9

Net operating assets	13.3	10.5	12.5
Unallocated common assets including cash and deposits	2.6	4.6	2.5

Net assets	15.9	15.1	15.0

2.	Exceptional items

In December 2003 the Group announced that the arbitration it commenced against Dimethaid International Inc. (DII) following DII’s termination of the Pennsaid® distribution agreement had been decided in Provalis’ favour, and that as a result Provalis had been awarded the compensatory sum of £1.2m, together with costs and interest of £0.4m.

As at 31 December 2004 Provalis had received £0.7m offset by £0.3m of costs incurred in connection with the arbitration. The balance receivable had not been recognised in the Group accounts due to uncertainty in its recoverability. In January 2005, the directors of DII advised that the company was insolvent. Provalis has subsequently accepted a payment of £0.1m in full and final settlement of the amount outstanding from DII.

The profit on variation of distribution agreement of £0.6m (£1.0m in the year ended June 2004) relates to profit recognised on payments arising from the variation of the distribution agreement with Dr Falk Pharma. The final payment of £2.0m was received in January 2005.

3.	Taxation

In December 2003 the Inland Revenue rejected a claim for R&D tax credits in the Medical Diagnostics business for the year ended 30 June 2002 and a provision of £0.3m was included in the tax charge for the year ended 30 June 2004. The Group has now reached agreement with the Inland Revenue and the provision has been released in the tax charge for the period ended 31 December 2004.

4.	Loss per share

The loss per share is based on the loss for the period of £1.7m (6 months ended 31 December 2003: loss £2.0m; full year 2004: loss £2.1m) and the weighted average number of ordinary shares in issue during the period of 348,828,313 (6 months ended 31 December 2003: 330,603,722; full year 2004: 330,644,450).

5.	Intangible assets

The intangible assets represent the cost of acquisition of Diclomax® on 3 December 2001, for £14.9m. The asset is being amortised over a period of ten years and the Consolidated Profit and Loss Account for the six months ended 31 December 2004 contains an amortisation charge of £0.8m (six months ended 31 December 2003: £0.7m).

The cash outflow associated with the acquisition of Diclomax® was £1.8m in the six months ended 31 December 2004 (six months ended 31 December 2003: £2.3m) with the final payment made in November 2004. The security offered by Provalis has now lapsed.

6.	Movements in equity shareholders’ funds

	Called-up share capital £’m	Share premium account £’m	Merger reserve £’m	Profit and loss account £’m	Total £’m
Balance at 1 July 2004	3.3	24.1	96.3	(108.7)	15.0
Issue of share capital	0.3	2.3	—	—	2.6
Share issue costs	—	(0.1)	—	—	(0.1)
Loss for the period	—	—	—	(1.7)	(1.7)
Currency translation differences on foreign currency net investments	—	—	—	0.1	0.1

Balance at 31 December 2004	3.6	26.3	96.3	(110.3)	15.9

The Company placed 33,066,000 new ordinary shares of £0.01 each with predominantly institutional investors at a placing price of 8.0p on 23 September 2004.

7.	Cash flow information

(a) Reconciliation of net cash flow to movements in net funds

	6 months ended 31 December 2004 (Unaudited) £’m	6 months ended 31 December 2003 (Unaudited) £’m	Year ended 30 June 2004 (Audited) £’m
(Decrease) increase in cash in the period	(0.7)	1.4	0.1
Decrease in short term deposits	—	(4.8)	(4.9)
Movement in net funds in the period	(0.7)	(3.4)	(4.8)
Net funds at start of period	1.8	6.6	6.6

Net funds at end of period	1.1	3.2	1.8

(b) Analysis of changes in net funds

	As at 1 July 2004 (Audited) £’m	Cash Flow (Unaudited) £’m	As at 31 December 2004 (Unaudited) £’m
Cash	1.7	(0.7)	1.0
Short term deposits	0.1	—	0.1

Net funds	1.8	(0.7)	1.1

Short term deposits have a maturity of more than 24 hours but less than 12 months. They are repayable on demand subject, in some instances, to the repayment of certain expenses. Cash includes cash in hand and deposits repayable on demand.

8.	Nature of financial information

The interim figures for the six months ended 31 December 2004 have been independently reviewed by the auditors, but they, and those for the six months ended 31 December 2003, are unaudited.

The financial information set out herein does not comprise full accounts within the meaning of section 240 of the Companies Act 1985. The comparative figures for the year ended 30 June 2004 are extracted from the audited accounts for that year, which have been filed with the Registrar of Companies. The auditors’ report on those audited accounts was unqualified and did not contain any statement under sections 237(2) or (3) of the Companies Act 1985.

The Interim Report has been prepared on the basis of the accounting policies set out in the most recent set of annual financial statements.

Introduction

We have been engaged by the Company to review the financial information set out on pages 9 to 14 and we have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Interim Report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2004.

KPMG Audit Plc

Chartered Accountants

8 Princes Parade

Liverpool

L3 1QH

28 February 2005